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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Register.com, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  75914G 10 1
                     --------------------------------------
                                 (CUSIP Number)

                               December 31, 2001
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











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 contained in this form are not required to respond unless the form displays a currently valid OMB control number.



                                Page 1 of 7 pages

CUSIP NO. 75914G 10 1
---------- --------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Richard D. Forman
---------- --------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group

           (a)                                                   |_|
           (b)                                                   |X|
---------- ----- --------------------------------------------------------------
       3.  SEC Use only

---------- -------------------------------------- -----------------------------
       4.  Citizenship                            United States

----------------- ----- -------------------- ----------------------------------
Number of           5.  Sole Voting Power    5,451,263*
Shares
Beneficially
Owned by Each
Reporting
Person With:

----------------- ----- -------------------- ----------------------------------
                    6.  Shared Voting Power      -0-

----------------- ----- ------------------------ ------------------------------
                    7.  Sole Dispositive Power     3,972,263**
----------------- ----- -------------------------- ----------------------------

                    8.  Shared Dispositive Power     -0-
-------------------------------------------------------------------------------


       9.  Aggregate Amount Beneficially Owned by Each
           Reporting Person                                     5,489,063***
-------------------------------------------------------------------------------

      10.  Check if the Aggregate Amount in
           Row (9) Excludes Certain Shares
                                                            ...................
-------------------------------------------------------------------------------

      11.  Percent of Class Represented by
           Amount in Row (9)                          14.3% based on shares
                                                      outstanding as of
                                                      December 31, 2001.
-------------------------------------------------------------------------------

      12.  Type of Reporting Person :          IN

-------------------------------------------------------------------------------

* Represents (i) 2,986,113 shares of common stock held by RDF Ventures, LLC, of which Mr. Forman is the Managing Member, (ii) warrants to purchase 700,008 shares of common stock, (iii) 254,000 shares of common stock held by Mr. Forman, and (iv) options to purchase 1,511,142 shares of common stock that are immediately exercisable, or exercisable within 60 days hereof (the options include fully-vested options subject to a planned selling program pursuant to Rule 10b5-1(c)(1)(i)(B) under the Securities Exchange Act of 1934 (the "Exchange Act")). Excludes 37,800 shares of common stock held by RDF 1999 Family Trust. Mr. Forman's spouse is the trustee and his daughters are the beneficiaries of the trust.

** Represents (i) 2,986,113 shares of common stock held by RDF Ventures, LLC,
(ii) warrants to purchase 700,008 shares of common stock, and (iii) options to purchase 286,142 shares of common stock that are immediately exercisable, or exercisable within 60 days hereof. Excludes 37,800 shares of common stock held by RDF 1999 Family Trust. Also excludes options to purchase 1,225,000 shares of common stock that are subject to a planned selling program pursuant to Rule 10b5-1(c)(1)(i)(B) under the Exchange Act.

*** Represents (i) 2,986,113 shares of common stock held by RDF Ventures, LLC,
(ii) warrants to purchase 700,008 shares of common stock, and (iii) options to purchase 1,511,142 shares of common stock that are immediately exercisable, or exercisable within 60 days hereof (the options include fully-vested options subject to a planned selling program pursuant to Rule 10b5-1(c)(1)(i)(B) under the Exchange Act), (iv) 254,000 shares of common stock held by Mr. Forman, and
(v) 37,800 shares of common stock held by RDF 1999 Family Trust.

 ...............................................................................

                                Page 2 of 7 pages

CUSIP NO. 75914G 10 1
---------- --------------------------------------------------------------------
       1.  Name of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           RDF Ventures, LLC
---------- --------------------------------------------------------------------
       2.  Check the Appropriate Box if a Member of a Group
           (a)                                                      |_|
           (b)                                                      |X|
---------- ---------------- ---------------------------------------------------
       3.  SEC Use only

---------- -------------------------------------- -----------------------------
       4.  Place of Organization                  Delaware

----------------- ----- -------------------- ----------------------------------
Number of           5.  Sole Voting Power    2,986,113
Shares
Beneficially
Owned by Each
Reporting
Person With:
----------------- ----- ------------------------ ------------------------------
                    6.  Shared Voting Power      -0-

----------------- ----- -------------------------- ----------------------------
                    7.  Sole Dispositive Power     2,986,113

----------------- ----- ---------------------------- --------------------------
                    8.  Shared Dispositive Power     -0-

---------- --------------------------------------------------------------------


       9.  Aggregate Amount Beneficially Owned by
           Each Reporting Person                                    2,986,113

-------------------------------------------------------------------------------
      10.  Check if the Aggregate Amount in
           Row (9) Excludes Certain Shares
                                                        .......................
-------------------------------------------------------------------------------
      11.  Percent of Class Represented
           by Amount in Row (9)                         7.8% based on shares
                                                        outstanding as of
                                                        December 31, 2001.
-------------------------------------------------------------------------------
      12.  Type of Reporting Person :          CO






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================================================================================


                                Page 3 of 7 pages

Item 1.

     (a)   Name of Issuer
                  Register.com, Inc.

     (b)   Address of Issuer's Principal Executive Offices
                  575 Eighth Avenue
                  11th Floor
                  New York, NY 10018


Item 2.

     (a)   Name of Person Filing
                  This statement is filed by and on behalf of:
                  (i) Richard D. Forman and (ii) RDF Ventures, LLC, of which Mr. Forman is the Managing Member.

     (b)  Address of Principal Business Offices or, if none, Residence
                  The business address for Mr. Forman and RDF Ventures, LLC is:
                              c/o Register.com, Inc.
                              575 Eighth Avenue
                              11th Floor
                              New York, NY 10018

     (c)   Citizenship

                  United States (Richard D. Forman);
                  Delaware (RDF Ventures, LLC)

     (d)   Title of Class of Securities
                  Common Stock, Par Value $0.0001 per share.

     (e)   CUSIP Number
                  75914G 10 1


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:
         Not applicable.


Item 4.  Ownership


See items 5-11 of cover sheets hereto.


Item 5.  Ownership of Five Percent or Less of a Class
         Not applicable.


Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
         Not applicable.


Item 8.  Identification and Classification of Members of the Group
         Not applicable.


Item 9.  Notice of Dissolution of Group
         Not applicable.



                                Page 4 of 7 pages

Item 10.  Certification

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that the information set forth in this statement is true, complete and correct.

February 14, 2002




                                      By: /s/ Richard D. Forman
                                          -----------------------------------
                                          Richard D. Forman




                                      RDF Ventures, LLC

                                      By: /s/ Richard D. Forman
                                          -----------------------------------
                                          Richard D. Forman
                                          Managing Member



                                Page 5 of 7 pages

                                    EXHIBITS


Exhibit I Joint Filing Agreement, dated February 12, 2001 among the signatories to this Schedule 13G.




                                Page 6 of 7 pages

                                                                 Exhibit I

                             Joint Filing Agreement

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.



                                         By: /s/ Richard D. Forman
                                             ---------------------------------
                                             Richard D. Forman




                                         RDF Ventures, LLC

                                         By: /s/ Richard D. Forman
                                             ---------------------------------
                                             Richard D. Forman
                                             Managing Member


                                Page 7 of 7 pages